

Mail Stop 7010

November 22, 2006

Via U.S. mail and facsimile

Mr. George H. Pain, Esq.
General Counsel
Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

      Re: **Olin Corporation**
              Registration Statement on Form S-4
              Filed October 26, 2006
              File No. 333-138238

              Form 10-K for the year ended December 31, 2005
              Filed March 3, 2006
              File No. 001-01070

              Form 10-Q for the quarter ended September 30, 2006
              Filed November 1, 2006
              File No. 001-01070

Dear Mr. Pain:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1. It appears that you may be relying on the position the staff took in Exxon Capital Holdings Corporation (May 13, 1988) and subsequent related no-action letters. Please provide us with a supplemental letter indicating that you are registering your exchange offer in reliance on our position contained in these letters and also include the representations contained in Morgan Stanley & Co., Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993).

Cover Page of Registration Statement

2. We note that you state that your SIC code is 2812 and that you may include the SIC code you believe describes your company's business. Our internal sources have assigned the SIC code of 3350. Please advise or revise accordingly.

Cover Page of Prospectus

3. As currently represented, your exchange offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the 20th business day following the commencement of your exchange offer. See Question and Answer 8 set forth in SEC Release 34-16623 (March 5, 1980). Please supplementally confirm that your exchange offer will be open at least through midnight on the 20th business day. See Rule 14d-1(g)(3) of the Exchange Act.

Where You Can Find More Information, page ii

4. Please disclose the information required by the third and fourth sentences of the second paragraph of Item 2 of Form S-4.

5. Please incorporate by reference your 9/30/06 Form 10-Q. See Rule 3-12 of Regulation S-X.

Forward-Looking Statements, page iii

6. Please delete the reference to the Private Securities Litigation Reform Act of 1995. The safe harbors for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer. Please either delete the safe harbors reference or state that the safe harbor does not apply to those statements made in connection

with your exchange offer. See Sections 27A(b)(2)(C) of the Securities Act and Sections 21E(b)(2)(C) of the Exchange Act.

7. We note the statement in the fourth sentence of the fourth paragraph regarding "subsequent" written and oral forward-looking statements. Please remove this statement, as your disclaimer must accompany the forward-looking statements. Please refer to Rule 27A(c)(1)(A) under the Securities Act.

Summary of the Terms of the Exchange Offer, page 2

8. Please briefly disclose the material terms of the registration rights agreement.

Risk Factors, page 6

9. Please address as a risk factor the requirements under the registration rights agreement related to the Original Notes, including requirements related to both initial registration and any ongoing requirements subsequent to initial registration. Please be sure to address penalties for failure to comply as well.

Sensitivity to Global Economic Conditions…, page 6

10. We note the disclosure in the sixth and seventh sentences of the first paragraph. This disclosure appears to be mitigating disclosure, which is not appropriate in risk factor disclosure. Please advise or revise accordingly. Please also comply with this comment with respect to the first paragraph of the risk factor entitled "Cyclical Pricing Pressure…" on page 6 and with respect to the fourth sentence of the risk factor entitled "Litigation and Claims…" on page 9.

11. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering." We note that the risks described in the second and third paragraphs of this risk factor could apply to nearly any issuer. Please revise to clearly explain how the risks specifically apply to your company. Please also comply with this comment with respect to the risk factors entitled "Competition…" on page 9 and "Changes in Laws and Regulations…" on page 11.

Pension Plans…, page 8

12. We note the statement in the last sentence of the second paragraph. We also note that it appears that the President signed this legislation in August 2006. Please revise accordingly and discuss the impact of this new legislation.

Environmental Costs…, page 8

13. Please quantify, to the extent practicable, your environmental-related costs. For example, disclose these costs for your last fiscal year.

Production Hazards, page 9

14. Please quantify, to the extent practicable, the costs associated with the incidents referenced in the third sentence.

Debt Service…, page 10

15. Please quantify your annual debt service costs and the impact of an interest rate change on these costs. For example, what would be the impact of a one percent increase in your interest rates?

Tax Audits…, page 10

16. The disclosure in this risk factor does not appear to address the risk described in this subheading. In this regard, we note that this disclosure only discusses your recent settlement of outstanding audit claims, which itself does not appear to be material, and does not discuss ongoing tax audits that may result in additional tax payments. Please revise accordingly.

Risk Factors Relating to the New Notes and the Exchange Offer, page 11

17. Please add risk factor disclosure regarding the following:

- The priority of the new notes and its impact on repayment, including the fact that the obligations are not secured.

- The restrictive covenants in the indenture.

- The fact that investors may not be able to determine when a change of control giving rise to their right to have the exchange notes repurchased by the company has occurred following a sale of "substantially all" of your assets. In this regard, we note the disclosure in the last paragraph under the heading "Change of Control Repurchase Event" on page 25.

Use of Proceeds, page 11

18. Please disclose with quantification how the proceeds from the Original Notes were used and/or will be used.

The Exchange Offer, page 12

19. Please apply, to the extent applicable, the comments on this section set forth below to the section entitled "Summary of the Terms of the Exchange Offer" beginning on page 2 and to Exhibit 99.1.

Terms of the Exchange, page 13

20. We note your disclosure in the first paragraph that you will issue the new notes on the "earliest practicable date" following the exchange date. Rule 14e-1(c) under the Exchange Act requires that you exchange the notes "promptly" upon expiration of your exchange offer. Please revise accordingly. Please also comply with this comment in the sixth paragraph of this section and in the third to last paragraph under the heading "Procedures For Tendering" on page 15.

Expiration Date; Extensions; Amendments, page 14

21. We note that you reserve the right to "delay accepting any Original Notes." Please clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of your exchange offer, so state.

22. Please advise us as to how notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d) under the Exchange Act.

23. We note your reference in the last paragraph regarding Rule 14e-1(c) under the Exchange Act. Please explain the requirements of this rule rather than referring readers to the rule itself.

Conditions to the Exchange Offer, page 14

24. We note the disclosure in the third sentence of the second paragraph. You state that the failure to assert any condition will not mean that you have waived your right to do so. Please be advised that you may not implicitly waive a condition to your exchange offer by failing to assert it. If you chose to waive a condition, you must expressly announce the decision in a manner reasonably calculated to inform your security holders of the waiver. Please confirm your understanding supplementally.

Procedures For Tendering, page 15

25. We note the disclosure in the third sentence of the third to last paragraph. Please explain the circumstances under which you would treat a noteholder differently from other noteholders. Please be advised that any waivers of conditions must apply equally to all noteholders.

Withdrawal of Tenders, page 17

26. We note the disclosure in the third sentence of the last paragraph. Please revise to state that you will return the old notes promptly following the expiration or termination of your exchange offer, as applicable. See Rule 14e-1(c) under the Exchange Act.

Governing Law, page 28

27. We note that the Indenture and the Notes <u>will</u> be governed by New York law. However, it appears that the terms Indenture and Notes includes the original notes and the original and supplemental indentures. As such, it would appear that these instruments are currently governed by New York law. Please revise accordingly.

Depository Procedures, page 28

28. We note the disclosure in the first paragraph. Please be advised that you are responsible for the entire content of your prospectus and you cannot include language that may be interpreted as a disclaimer of that information. Please revise accordingly.

Description of the Notes, page 19

General, page 19

29. We note the disclosure in the first sentence of the second paragraph and have the following comments:

   - Please revise to clarify that this section summarizes the material terms of the indenture, and not merely "certain provisions."

   - We note your statement that the summary is not complete. A summary by its nature is not complete. Your statement suggests that you may not have summarized the material provisions. Please revise accordingly.

Legal Matters, page 33

30.   Please briefly explain the "certain legal matters" that Cravath, Swaine & Moore
      will pass upon.

Part II – Information Not Required In Prospectus

Item 22. Undertakings

31.   Please provide the undertakings set forth in Item 512(a) of Regulation S-K.

Exhibit 5.1

32.   We note the statement opinion 2 that counsel assumes that the New Notes have
      been duly authorized. Please have counsel revise to explain that it is relying on
      the opinion of outside counsel. In this regard, we note the legal opinion filed as
      Exhibit 5.1(a) to your registration statement.

Exhibit 25.1

33.   We note that you incorporate by reference the Form T-1 filed as Exhibit 25.1 to
      your registration statement. In addition, we note that the Form T-1 incorporates
      by reference Exhibits 1, 2, 4 and 6. Please note that you may not incorporate by
      reference a document that is itself incorporated by reference from another filing.
      Please revise accordingly.

Form 10-K for the year ended December 31, 2005

General

34.   Where a comment below requests additional disclosures or other revisions to be
      made, please show us in your supplemental response what the revisions will
      look like. With the exception of any comment specifically requesting an
      amendment, these revisions should be included in your future filings.

Item 6 – Selected Financial Data, page 18

35.   Working capital is typically defined as current assets less current liabilities.
      Please revise the title you use accordingly. A title such as working capital,
      excluding cash and cash equivalents and short-term investments may be one
      option to consider.

Financial Statements

Consolidated Statements of Cash Flows, page 47

36. Please begin with net income (loss) when reconciling to net operating activities. See paragraphs 28 and 29 of SFAS 95.

37. Please confirm that all cash flows related to discontinued operations during each of the years presented are related solely to operating activities and none are investing or financing activities. Otherwise, please amend your statements of cash flows accordingly to clearly identify these investing and/or financing cash flows as well. For example, we assume that you would have cash inflows from investing activities related to discontinued operations related to the cash proceeds you received upon selling Olin Aegis to HCC Industries in 2004. Please refer to the AICPA's Center for Public Company Audit Firms Alerts #90 and #98.

38. Please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

Accounting Policies, page 48

39. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and administration expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling and administration expenses.

Asset Retirement Obligations, page 49

40.   Please present a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations, showing separately the changes attributable to liabilities incurred in the current period, liabilities settled in the current period, accretion expense, and any revisions in estimated cash flows. See paragraph 22(c) of SFAS 143.

Item 9A – Controls and Procedures, page 74

41.   Please enhance your disclosure to clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Form 10-Q for the quarter ended September 30, 2006

General

42.   Please address the above comments in your interim filings as well.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the above registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Kris F. Heinzelman, Esq.
        Cravath, Swaine & Moore LLP
        Worldwide Plaza, 825 Eighth Avenue
        New York, NY 10019